UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Independence Contract Drilling, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
453415309
(CUSIP Number)
December 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	453415309

1	NAMES OF REPORTING PERSONS: William Monroe

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,400,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,400,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	19.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 7,243,937 shares of the Issuer’s common stock outstanding as of July 30, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021.

CUSIP NO. 453415309	SCHEDULE 13G

Item 1(a).	Name of issuer:

Independence Contract Drilling, Inc.

Item 1(b).	Address of Issuer’s principal executive offices:

20475 State Highway 249, Suite 300 Houston, TX 77070

Item 2(a) — (c).	Name, Address and Citizenship of Persons Filing:

William Monroe
c/o Higier Allen & Lautin, P.C.
2711 N. Haskell Ave., Suite 2400
Dallas, Texas 75204

Mr. Monroe is a citizen of the United States of America

Item 2(d).	Title of class of securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP No.:
453415309

Item 3.	If this statement is filed pursuant to Sections 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable.

CUSIP NO. 453415309	SCHEDULE 13G

Item 4.	Ownership:

	(a)	Amount beneficially owned: 1,400,000

	(b)	Percent of class: 19.3%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 1,400,000

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 1,400,000

		(iv)	shared power to dispose or to direct the disposition of: 0
This statement is being filed to disclose (i) the reporting person’s previously unreported acquisition of beneficial ownership of more than five percent of the Issuer’s common stock, which occurred on December 1, 2020, and (ii) previously unreported transactions effected by or on behalf of the reporting person between December 1, 2020 and August 4, 2021. The reporting person has voluntarily disclosed and reimbursed he issuer for profits made on transactions matched in accordance with Section 16(b) of the Securities Exchange Act of 1934.

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on behalf of another person:

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable.

Item 8.	Identification and classification of members of the group:

Not Applicable.

Item 9.	Notice of dissolution of group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.
[Signature page follows]

CUSIP NO. 453415309	SCHEDULE 13G
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2021

/s/ William Monroe

William Monroe
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001)

1.	The reporting person acquired more than five percent of the Issuer’s common stock in a series of open market purchases beginning on September 16, 2020. On December 1, 2021, the reporting person made several open market purchases of the Issuer’s common stock which caused his total beneficial ownership to exceed 5%. As of December 1, 2020, the reporting person owned an aggregate of 317,000 shares of the Issuer’s common stock, which represented total beneficial ownership of 5.1%, based on 6,175,818 shares of the Issuer’s common stock outstanding as of November 3, 2020 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2020.

2.	The reporting person acquired more than 10% of the Issuer’s common stock in a series of open market purchases made from December 2, 2020 to January 15, 2021. On January 15, 2021, the reporting person made several open market purchases of the Issuer’s common stock which caused his total beneficial ownership to exceed 10%. As of January 15, 2021, the reporting person owned an aggregate of 655,100 shares of the Issuer’s common stock, which represented total beneficial ownership of 10.6%, based on 6,175,818 shares of the Issuer’s common stock outstanding as of November 3, 2020 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2020. The following is a summary of the reporting person’s transactions that occurred from December 2, 2020 to January 15, 2021:

Date of Transaction	Transaction Type	Number of Shares	Description
1/6/2021	Acquisition	40,000	Open market purchase
1/7/2021	Acquisition	120,000	Open market purchase
1/12/2021	Acquisition	23,100	Open market purchase
1/14/2021	Acquisition	50,000	Open market purchase
1/15/2021	Acquisition	55,000	Open market purchase
3.	As of October 8, 2021, the reporting person owned an aggregate of 1,400,000 shares of the Issuer’s common stock, which represented total beneficial ownership of 19.3%, based on 7,243,937 shares of the Issuer’s common stock outstanding as of July 31, 2021 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021. The following is a summary of the reporting person’s transactions that occurred from January 16, 2021 to October 8, 2021:

Date of Transaction	Transaction Type	Number of Shares	Description
1/19/2021	Acquisition	18,000	Open market purchase
2/8/2021	Acquisition	10	Open market purchase
2/22/2021	Acquisition	55,000	Open market purchase
3/26/2021	Sale	25,000	Open market sale
4/5/2021	Acquisition	110,000	Open market purchase
4/16/2021	Acquisition	15,000	Open market purchase
5/7/2021	Acquisition	2,500	Open market purchase
5/11/2021	Acquisition	10,000	Open market purchase
5/25/2021	Acquisition	30,000	Open market purchase
7/19/2021	Acquisition	75	Open market purchase
8/2/2021	Acquisition	2	Open market purchase
8/27/2021	Acquisition	20,000	Open market purchase
8/27/2021	Sale	687	Open market sale
9/22/2021	Acquisition	20,000	Open market purchase
9/23/2021	Acquisition	60,000	Open market purchase
9/29/2021	Acquisition	5,000	Open market purchase
10/5/2021	Acquisition	295,000	Open market purchase
10/6/2021	Acquisition	5,625	Open market purchase
10/7/2021	Acquisition	54,375	Open market purchase
10/8/2021	Acquisition	30,000	Open market purchase